Over the past few years, upstream oilfield companies have definitely felt the pressure of lower oil prices during this downturn. Reduced margins have forced them to find new ways to drive efficiencies in an effort to reduce costs while also improving productivity.

Making Data-driven decisions is no longer an option if these E&P's want to remain competitive. The problem is there isn't a single solution on the market that makes this task actually manageable. Data is typically housed in a variety of deep data silos from different software packages, databases and so on. Companies then struggle to manage their data effectively and actually extract from their information. This forces them to fall back on making business decisions out of an Excel spreadsheet. As you can see, this makes data-driven decisions a challenge, if not impossible. As a result, 97% of all E&P data collected today is never used.

And this is why we're building Wellhub. To help E&P's make better business decisions. Wellhub is an upstream operating system designed to help oil and gas operators increase the efficiency of their operations by providing them with a streamline software platform to connect their company's applications, data and devices. This allows companies to shift their focus from aggregating, integrating and managing their data to actually analyzing it to find new ways to optimize their operations, maximize production and reduce costs.

Initially, Wellhub will our customers to connect their existing legacy systems into a single centralized platform making it easy to extract insights and make business decisions from their data. But eventually, Wellhub will a complete end-to-end Upstream Operating System comprised of numerous applications to manage production, exploration, drilling, completions, land, regulatory and much more. This will give our customers the option to use their existing systems or ours.

Our team has over three decades of combined experience in oil and gas software, data management and systems engineering.

We recently completed our minimum viable product and currently working toward our beta release which will allow us to move quickly to our customer pilot program.

While we are excited about where we are at and how far we've come, we're still in the early stages of bringing our unique solution to market. Your investment will allow us to bring our management team on board full time which will allow us to prove our product offering, reduce development time and help us scale quickly to capture market share.

So why now? The recent downturn has forced the industry to accept the fact that it needs to change. It can be rapidly transformed by the latest digital technologies just like many other industries have in recent years. For the first time ever in our industry, we have a younger generation who embraces technology and understands its true potential. Our research and experience in this industry has shown us that there is no product on the market that current solves these needs. This is why we believe Wellhub can and will revolutionize the upstream oil and gas industry. Help us power the industry that powers the world.